Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

The following is an internal memorandum that was sent to the fitness trainers of Myx Fitness Holdings, LLC

TO: Myx Fitness Trainers

FROM: Heberto Calves, Co-Founder and CEO

RE: Exciting Development for Our Company

Team,

I am writing to share some exciting news about our company, as we have taken a significant step forward in the future growth and development of Myx Fitness.

Today, we announced that Myx Fitness has signed a definitive agreement to combine with The Beachbody Company, a leading mission-driven, holistic fitness and nutrition company, and Forest Road Acquisition Corp., a publicly traded special purpose acquisition company (SPAC) listed on the New York Stock Exchange (NYSE). Once this transaction is completed we expect to be part of a publicly-traded company, listed under the “BODY” ticker symbol!

This transaction is an incredible opportunity with market leading partners to become a publicly listed company, which will support our plans to grow the MYX Fitness brand and offer even more to our members, along with tremendous added visibility and credibility. Our professional grade fitness offerings will be integrated into and promoted under The Beachbody Company’s digital fitness and nutrition platforms (Beachbody on Demand and Openfit) in conjunction with its world-class fitness programs, personalized nutrition plans and tracking.

The newly combined Company will be led by Carl Daikeler, co-founder, CEO and Chairman of The Beachbody Company, who has tremendous experience and will be a visionary guide for our Company and team. He and his co-founder Jonathan Congdon will continue in their respective roles as controlling shareholders of the combined company.

While our parent company structure will change, it will be business as usual for the Myx team. Myx will operate as a separate business unit, I will remain President, and Forest Road’s strategic advisor Kevin Mayer, former CEO of TikTok and visionary leader behind Disney+, will join The Beachbody Company board of directors. Most importantly, we would like to assure you that our goal remains unchanged post-transaction: to bring the best at-home fitness to our members.

My expectation is that this transaction will provide added exposure, increased capital, and new opportunities for you to expand your reach and help more people live healthy lives. Your hard work and dedication to the Company, our vision, and our goals has been recognized by our entire corporate team and particularly by our new partners at Beachbody and Forest Road who are extremely excited to support everyone’s individual and collective success.

As we go through this process, it’s extremely important that you do not speak on behalf of the company to the media, vendors, investors or partners. Additionally, all company communications must remain internal, confidential, and are not to be shared with anyone outside of the company.

That said, if you are contacted by media, industry analysts or investors regarding our planned business combination, please direct them to our investor relations agency, ICR, at beachbody@icrinc.com.

We realize that a decision like this often sparks many questions. I encourage you to take time to read the press release that will be distributed later this morning and review the FAQ we have created attached to this email.

We will continue to keep you updated as we advance through this process. In the meantime, keep up the great work and thank you for all that you do!

Sincerely,

Herbie

Myx Fitness
Internal Trainer FAQ

What is being announced?

•	Today we have taken a significant step forward in the future growth and development of Myx Fitness.
•	This morning we announced that we have signed a definitive agreement with The Beachbody Company, a leading mission-driven, holistic fitness and nutrition company, and Forest Road Acquisition Corp., a publicly traded special purpose acquisition company (SPAC) on the New York Stock Exchange (NYSE).
•	Once this transaction is completed, we expect to be part of a publicly traded company listed on the NYSE under the “BODY” ticker symbol.

What is a SPAC?

•	A SPAC is a “special purpose acquisition company.” A “SPAC” is simply one way in which a company can “go public”; others include an IPO or direct listing.

Why is this transaction in the best interests of the Company?

•	This transaction is an incredible opportunity with market leading partners to become a publicly listed company, which will support our plans to grow the Myx brand and offer even more to our customers, along with tremendous added visibility and credibility. Our professional grade fitness offerings will be integrated into and promoted under The Beachbody Company’s digital fitness and nutrition platforms in conjunction with its world-class fitness programs, personalized nutrition plans and tracking. The integration of our platform into Beachbody and Openfit will position us to compete and innovate at an even greater pace within the connected fitness category, and signals plans to bring the Beachbody On Demand and Openfit library to Myx!

Why is the Company going public now?

•	The transaction provides us with access to capital and financial resources, to quickly accelerate our growth both here and abroad, and continue to invest in our team, tech capabilities, and our infrastructure.

Why go the SPAC route? Why not a regular IPO?

•	First, we are excited to partner with both Carl Daikeler and the Beachbody team, as well as Kevin Mayer and the FRX team, and saw great opportunity in what we could achieve together. The FRX team gave us confidence in this process and it was an incredible opportunity to work with phenomenal leaders while being able to continue to operate as a separate business.
•	Second, the SPAC route was a fast, efficient and flexible way into the market and allowed us to raise money to fuel our growth.

Does this mean we are a public company now? If not now, then when?

•	Today’s announcement does not yet make us part of a public company nor does it guarantee that we will complete the business combination – simply put, we have a signed a definitive agreement to move forward with the process.
•	There is still work ahead for us: we must complete the SEC review process and Beachbody must secure shareholder approval for the transaction, among other things.
•	Once this transaction is completed, we will join The Beachbody Company and will be publicly listed on the NYSE under the “BODY” ticker symbol.

Who are Kevin Mayer and Tom Staggs?

•	Kevin Mayer, Forest Road’s strategic advisor, is the former CEO of TikTok and visionary leader behind Disney+, who spent nearly 25 years in executive roles at Disney. Kevin will join the Company’s Board of Directors.
•	Tom Staggs is the former CEO and COO of Disney, where he spent over 27 years, and a Forest Road board member.

What specifically will funds be used for?

•	The funds raised in this process will support the integration of Myx and our connected bike into the Beachbody and Openfit ecosystem, as our subscribers are looking for Beachbody-style content on a bike.
•	We will increase our investment in marketing and technology to drive subscriber acquisition, and we will consider strategic Mergers & Acquisition activity.
•	We will also be expanding our geographic reach and see tremendous opportunity to expand internationally.

When will the transaction close?

•	We are driving towards closing the transaction as soon as the second quarter of 2021, but exact timing is dependent upon a number of items, including government approval and a majority of FRX shareholders approving the transaction.

 How will this impact me? My role?

•	In addition to many new opportunities, this transaction will provide the resources to achieve the scale we need to be even more successful at building the Myx Fitness brand and helping more people.
•	In fact, this process will bring significant brand visibility and credibility to drive our growth. It will provide added exposure, increase capital and add indoor cycling to The Beachbody Company platforms, bringing significant new opportunities for you to expand your reach and business, and help more people.
•	Most importantly, we would like to assure you that our goal remains unchanged post-transaction: to bring the best at-home fitness to our members.

What can I or can’t I tell my friends/family?

•	You may get questions from investors, business partners, even family and friends. If that happens, remember to keep our sales and performance, and any future plans strictly confidential.
•	It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company.
•	Company communications must remain internal and are not to be shared with anyone outside of Myx – this includes sharing information or statements about the business combination publicly, including all channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.
•	This is very important and we ask for everyone’s help in protecting our information.

Can I post about the announcement on social media?

•	We will share the press release across our social channels with a brief post summarizing the news.
•	You should feel free to share and like posts that are made by Myx on our Facebook, Twitter and LinkedIn accounts.
•	Share the post that Beachbody puts out and feel free to talk about the excitement surrounding this transaction. You can add a comment reflecting your excitement, such as:
o	“Big news from Myx today – excited to be part of a great team that is on its way to being part of a public company!”
•	As we go through this process, it’s extremely important to refrain from speaking on behalf of the company to the media, vendors, partners, organizations or individuals.
•	If you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to our public relations agency ICR at Beachbody@icrinc.com.

 Can I buy stock?

•	Yes, you may purchase stock in The Beachbody Company as an individual investor once the transaction is approved and final as soon as the second quarter of 2021.

What will the management team look like? Who will be the CEO?

•	Carl Daikeler and Jon Congdon will remain controlling shareholders and will continue in their respective roles. Carl will remain as Chairman and CEO of the Beachbody Company, and Jon as CEO of Openfit.
•	That said, it is business as usual for the Myx team. Myx will operate as a separate business unit, Herbie will remain President, and Forest Road’s strategic advisor Kevin Mayer, former CEO of TikTok and visionary leader behind Disney+, will join the Beachbody Company board of directors.

Will there be executive staff changes?

•	The current senior management team will continue to lead the Company after the transaction closes, and open roles will evolve as the strategic plan evolves.

Who will be on the board?

•	Forest Road’s strategic advisor Kevin Mayer, former CEO of TikTok and visionary leader behind Disney+, will join the Company’s Board of Directors.
•	The final board composition of the new public company will be announced at a later date.

Will this transaction create jobs?

•	This transaction is about supporting the growth of the Company and creating more jobs.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Business Combination”) among Forest Road Acquisition Corp., a Delaware corporation (the “Company”), The Beachbody Company Group, LLC, a Delaware limited liability company (“Beachbody”), and Myx Fitness Holdings, LLC, a Delaware limited liability company (“Myx”) including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, future financial condition and performance of Beachbody and Myx and expected financial impacts of the Business Combination (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the Business Combination, the concurrent private placement transaction (the “PIPE transaction”), the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Agreement and Plan of Merger, dated as of February 9, 2021, with Beachbody, Myx and respective parties thereto (the “Merger Agreement”) by the stockholders of the Company, the satisfaction of the minimum trust account amount following any redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the Business Combination on the business relationships operating results, and business generally of Beachbody and Myx, (viii) risks that the proposed Business Combination disrupts current plans and operations of Beachbody, (ix) the outcome of any legal proceedings that may be instituted against Beachbody or against the Company related to the Merger Agreement or the proposed Business Combination, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry, and (ix) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the registration statement on Form S-4 and other documents to be filed by the Company from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or the Company gives any assurance that Beachbody, Myx or the Company, or the combined company, will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the Company, Beachbody, and Myx and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement on Form S-1, which was filed by the Company with the SEC on November 27, 2020 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.